Exhibit 4.68

THE SYMBOL “[*]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL, AND (II) IS THE TYPE THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL

Joint Venture Contract

Recitals

This Joint Venture Contract (this “Contract”) is made and entered into on July 8, 2024 by and among:

(1) Party A: Uxin (Anhui) Industrial Investment Co., Ltd., a limited liability company duly established and validly existing in accordance with the laws of China, with its registered address at Building A1, Southeast Complex Building, intersection of Yangmiao Road and Chezuo Road, Wushan Town, Changfeng County, Hefei, Anhui.

(2) Party B: Zhengzhou Airport Automobile Industry Investment Co., Ltd., a limited liability company duly established and validly existing in accordance with the laws of China, with its registered address at Financial Plaza, No. 180 Huaxia Avenue, Zhengzhou Airport Economy Zone, He’nan, China.

(3) Party C (Guarantor): Uxin Limited, a listed company registered in the Cayman Islands, with its office address at 21/F, Donghuang Building, No. 16 Guangshun South Street, Chaoyang District, Beijing.

In this Contract, Party A, Party B and Party C are hereinafter individually referred to as a “Party” and collectively as the “Parties”.

The Parties hereby enter into this Contract through friendly negotiation on the principle of equality and mutual benefit in accordance with the Company Law of the People’s Republic of China and other applicable laws of China.

The Parties hereby agree as follows:

Article 1 Basic Information of the Joint Venture

1.1 Place of establishment of the Joint Venture

In accordance with the Company Law of the People’s Republic of China and other relevant laws and regulations of China, the Parties hereby agree to establish a joint venture at Zhengzhou Airport Economy Zone, He’nan, China.

1.2 Name and registered address of the Joint Venture

1.2.1 Chinese name of the Joint Venture: “优信（郑州）智能再制造有限公司” (the “Joint Venture”), subject to the industrial and commercial registration.

1.2.2 Registered address of the Joint Venture: Financial Plaza, No. 180 Huaxia Avenue, Zhengzhou Airport Economy Zone, He’nan.

1.3 Legal representative of the Joint Venture

Pan Wenjie is the legal representative of the Joint Venture.

1.4 Legal status of the Joint Venture

The Joint Venture is a limited liability company established under the laws of China. Each Party shall bear limited liability to the Joint Venture only to the extent of the registered capital it has subscribed to the Joint Venture.

Article 2 Purpose and Business Scope of the Joint Venture

2.1 Purpose of the Joint Venture

The purpose of the Joint Venture is to carry on business in the territory of China on the basis of the principle of promoting equal and friendly economic exchange and mutual benefit.

2.2 Business scope of the Joint Venture

2.2.1 Business scope of the Joint Venture: general items: auto parts and accessories manufacturing; mechanical and electrical equipment manufacturing; electronic components manufacturing; metal processing machinery manufacturing; operation of used car trading market; used car brokerage; car sales; used car appraisal; auto parts retail; automobile decoration supplies sales; motor vehicle repair and maintenance; spray processing; property management; general goods storage services (excluding hazardous chemicals and other items requiring approval); information consulting services (excluding licensed information consulting services); new energy vehicle sales; sales of electric accessories for new energy vehicles; sales of replacement facilities for new energy vehicles; sales of new energy vehicle production and testing equipment; business agency service; car towing, assistance, obstacle removal services; non-residential real estate leasing (except for licensed business, items not prohibited or restricted by laws and regulations can be operated independently according to law). All activities of the Joint Venture shall comply with and be protected by the relevant laws and regulations published in China.

Article 3 Term of Operation

3.1 Term of operation

3.1.1 The term of operation of the Joint Venture shall be unlimited and shall be counted from the date of its establishment.

Article 4 Total Investment and Registered Capital

4.1 Total investment

The total investment in the Joint Venture is RMB One Hundred and Seventy Million (RMB 170,000,000).

4.2 Registered capital, method and time of contribution

4.2.1 The registered capital of the Joint Venture is RMB One Hundred and Seventy Million (RMB 170,000,000). The proportion of contribution in the registered capital of the Joint Venture by each Party and the method of contribution are as follows:

Monetary unit: RMB

Name of shareholder	Amount of contribution	Equity ratio	Method of contribution
Party A	120,000,000	70.59%	In currency and physical assets
Party B	50,000,000	29.41%	In currency
Total	170,000,000	100.0%	-

4.2.2 Each contribution shall be made by Party A and Party B in the same proportion as the subscribed capital contribution.

4.2.3 Party A shall have the priority to make each contribution. Party B shall make a contribution within 5 days after Party A completes each contribution. In each actual contribution, the amount of contribution in currency by Party A shall be higher than that in physical assets.

Article 5 Business Management Office

5.1 Business management

5.1.1 The Joint Venture shall have a business management office, which shall be composed of one general manager and one financial officer, who shall be responsible for the daily business management of the Joint Venture.

5.1.2 The general manager and the financial officer shall be nominated by Party A and appointed or dismissed as approved by the board of directors.

5.1.3 Party B shall have the right to appoint a financial staff of the Joint Venture to check the financial status and account books of the Joint Venture at any time, and Party A shall cooperate.

5.2 Responsibilities of business management

5.2.1 The general manager shall be responsible for implementing the resolutions of the shareholders’ meeting and the board of directors, organizing and leading the daily business management of the Joint Venture, and exercising other functions and powers authorized by the board of directors.

5.2.2 The responsibilities of the financial officer are as follows:

(1) Fully manage the financial work of the Joint Venture, sign important financial documents and statements, be responsible for and report the work to the general manager;

(2) Implement the financial decisions of the shareholders’ meeting and the board of directors, control the costs of the Joint Venture, prepare capital plans, review and supervise the use of funds and the balance of payments by the Joint Venture, submit financial analysis reports to the shareholders’ meeting, the board of directors and the general manager, and put forward suggestions for improvement;

(3) Participate in the formulation of the business plan of the Joint Venture and plan the use of funds; and

(4) Guide the Joint Venture to operate in accordance with relevant laws, regulations, codes for listed companies and other relevant institutional documents.

5.3 Term of office, dismissal and replacement

5.3.1 The general manager and the financial officer shall serve for a term of three years and may be re-elected upon further appointment as resolved by the board of directors.

5.3.2 If the general manager or the financial officer is dismissed or resigns, his/her successor shall be appointed in accordance with Article 5.1.2 hereof.

5.4 Senior management

Senior management means the Joint Venture’s general manager, financial officer, chief operating officer, managers at deputy general manager level and above, and other personnel considered by the board of directors to be senior management.

5.5 Obligations of senior management

5.5.1 The general manager and other senior management of the Joint Venture shall be diligent and responsible, and work in the best interests of the Joint Venture;

5.5.2 The financial officer shall report to the general manager, but the report shall not adversely affect the normal operation of the Joint Venture.

Article 6 Supervisor

6.1 Appointment and removal of supervisor

6.1.1 The Joint Venture shall have no board of supervisors, but shall have one supervisor, who shall be appointed by Party A. The supervisor shall serve for a term of three years and may be re-elected upon further appointment by Party A.

6.1.2 The appointment or removal of supervisor shall be valid only after Party A issues a written document.

6.1.3 No director or senior management shall concurrently serve as supervisor.

6.2 Functions and powers of supervisor

For the avoidance of doubt, the supervisor of the Joint Venture shall exercise the following functions and powers:

(1) Check the financial affairs of the Joint Venture;

(2) Supervise the performance of duties by the directors and senior management of the Joint Venture, and recommend the removal of the directors and senior management who violate laws, administrative regulations, articles of association or any board resolution;

(3) Require the directors and senior management to make corrections when their acts harm the interests of the Joint Venture;

(4) Put forward proposals to the shareholders’ meeting;

(5) Litigate against directors and senior management according to law.

Article 7 Board of Directors

7.1 Executive body of the Joint Venture

7.1.1 The board of directors shall be the executive body of the Joint Venture and shall be responsible for implementing the resolutions of the shareholders’ meeting and the daily business decisions of the Joint Venture.

7.1.2 For the avoidance of doubt, the functions and powers of the board of directors shall include but not be limited to:

(1) Formulating business policies and investment plans for the Joint Venture and its branches;

(2) Formulating annual financial budget plans and final accounting plans for the Joint Venture and its branches;

(3) Formulating profit distribution plans and loss recovery plans for the Joint Venture;

(4) Convening shareholders’ meetings and reporting work to shareholders;

(5) Reviewing the basic management system of the Joint Venture and its branches;

(6) Reviewing the Joint Venture’s purchase or sale of assets, investment and financing involving a single amount of RMB 5 million or above;

(7) Reviewing the Joint Venture’s single expenditure of RMB 5 million or above;

(8) Making resolutions on matters concerning guarantees provided by the Joint Venture to others (including shareholders of the Joint Venture, related parties and other third parties); and

(9) Other functions and powers provided for in this Contract and the articles of association (and any amendments thereto).

The matters referred to in paragraphs (6) - (8) above are matters requiring special resolution of the board of directors.

7.2 Total number of directors, authority to appoint and term of office of directors

7.2.1 The board of directors shall be composed of three directors (the “Total Number of Directors”), two of which may be appointed by Party A and one by Party B.

7.2.2 Each director shall serve for a term of three years and may be re-elected upon further appointment by the shareholder entitled to appoint.

7.3 Chairman

7.3.1 The Chairman of the Joint Venture (the “Chairman”) shall be a director nominated by Party A.

7.4 Rules of procedure of the board of directors

7.4.1 A resolution made at a board meeting shall be valid only if two or more directors are present at such meeting. The board of directors shall not adopt any resolution on any matter if at any board meeting, the number of directors present in person or by proxy is less than the number of directors required for a valid resolution as provided for in this article.

7.4.2 Each director shall have one vote. If a director is unable to attend for any reason, he/she may issue a written proxy to entrust another director to attend and vote at the board meeting as a proxy. The entrusted proxy director shall have the same rights and powers as the director who issued the proxy within the scope of the proxy.

7.4.3 A board meeting shall be convened and presided over by the Chairman.

7.4.4 Two days prior to a proposed regular or interim board meeting, a notice of the date, place and agenda of the meeting shall be issued to each director by E-mail, unless the director waives the requirement for such notice.

7.4.5 Each director may participate in a board meeting by means of which all directors attending the meeting may communicate with each other (such as teleconference or other means of communication). A director participating in a board meeting by such means shall be deemed to have attended the meeting in person. For matters to be resolved by the board of directors, a resolution may be made directly by all the directors without holding a board meeting, provided that all the directors shall sign and seal the resolution document.

7.5 Adoption of board resolutions

A general resolution of the board of directors shall be adopted and take effect only with the consent of two or more directors present at the board meeting. A special resolution of the board of directors shall be adopted and take effective only with the consent of all the directors.

7.6 Board resolution

A board resolution shall be written in Chinese, signed by the participating directors or the proxies entrusted by the directors, and then filed with the Joint Venture before copied to the Parties.

Article 8 Shareholders’ Meeting

8.1 The shareholders’ meeting of the Joint Venture shall be composed of all the shareholders, shall be the authority of the Joint Venture, and exercise the following functions and powers:

(1) Decide on the business policies and investment plans for the Joint Venture and its branches;

(2) Elect and replace the members of the board of directors and decide on matters relating to the remuneration of directors and supervisor;

(3) Examine and approve the reports of the board of directors;

(4) Examine and approve the reports of the supervisor;

(5) Examine and approve the profit distribution plans and loss recovery plans for the Joint Venture;

(6) Amend the articles of association;

(7) Increase or decrease the registered capital (including equity redemption or repurchase);

(8) Decide on the liquidation, merger, division, dissolution or change of company form of the Joint Venture;

(9) Increase or decrease the number of directors or make other changes in the structure of the board of directors;

(10) Decide on any equity investment, or enter into any joint venture agreement;

(11) Decide on the issuance of bonds by the Joint Venture;

Execute any document or make any arrangement in respect of any of the above matters.

Items (6) to (10) above are matters requiring special resolution of the shareholders’ meeting.

8.2 A general resolution of the shareholders’ meeting shall be approved by the shareholders representing more than two-thirds of the voting rights, while a special resolution of the shareholders’ meeting shall be adopted with unanimous consent of all the shareholders. The shareholders shall exercise their voting rights in accordance with the proportion of the subscribed capital contribution at a shareholders’ meeting.

Article 9 Profit Distribution

9.1 When the Joint Venture distributes the after-tax profits of the current year, 10% of the profits shall be included in the statutory provident fund of the Joint Venture. If the accumulative amount of the statutory provident fund of the Joint Venture is more than 50% of the registered capital of the Joint Venture, it may no longer be withdrawn.

9.2 Where the statutory provident fund of the Joint Venture is insufficient to make up the losses of previous years, the profits of the current year shall be used to make up the losses before the statutory provident fund is withdrawn in accordance with the provisions of the preceding paragraph.

9.3 After the Joint Venture has withdrawn the statutory provident fund from the after-tax profits, it may also withdraw any provident fund from the after-tax profits upon resolution of the shareholders’ meeting.

9.4 The residual after-tax profits of the Joint Venture after making up the losses and withdrawing the provident fund shall be distributed according to the proportion of the actual contribution by the shareholders upon approval by the shareholders’ meeting and the board of directors of the Joint Venture.

Article 10 Right to Know and Right of Inspection

10.1 From the date of establishment of the Joint Venture, the Joint Venture shall employ an accounting firm to conduct annual audits in accordance with Chinese accounting standards.

10.2 Party B shall have the right to request the Joint Venture to provide financial statements to Party B and Party A on a monthly basis. Party B and Party A shall have the right to request inspecting all books, records and business documents of the Joint Venture and verify all assets of the Joint Venture by themselves or by their authorized representatives (including attorneys, accountants and other professionals), and request the management of the Joint Venture to provide written explanations and replies on issues related to the operation of the Joint Venture. The Joint Venture shall, and shareholders of the Joint Venture other than the persons with right to inspect shall cause the Joint Venture to, cooperate fully in such inspection.

Article 11 Equity Transfer

11.1 From the date of establishment of the Joint Venture, Party A shall have the right to purchase all or part of the equity of the Joint Venture held by Party B in accordance with the following price mechanism. Party B understands and agrees to such transfer terms and shall cooperate in such transfer after approval by the state-owned assets supervision and administration department. At that time, the transfer premium for each registered capital of the Joint Venture shall be equal to each registered capital multiplied by the average one-year loan prime rate (LPR) of the loan market issued by the National Interbank Funding Center within 90 days prior to the date of equity transfer, multiplied by the actual number of days from the date of actual contribution to the date of equity transfer divided by 360. The date of equity transfer shall be the date on which Party A issues the notice of equity purchase to Party B, and the transfer price of each registered capital shall be equal to RMB 1 plus the corresponding transfer premium.

11.2 Within five years from the date on which Party B completes the first actual contribution in the registered capital of the Joint Venture, Party A shall guarantee that the cumulative net profit of the Joint Venture after audit shall not be less than RMB 15 million; otherwise, Party B shall have the right to request Party A to purchase all or part of the equity of the Joint Venture held by it. At that time, the corresponding price of each registered capital to purchase the equity shall be RMB 1 + RMB 1 × average one-year loan prime rate (LPR) of the loan market issued by the National Interbank Funding Center within 90 days prior to the date of equity transfer, multiplied by the actual number of days from the date of actual contribution to the date of equity transfer divided by 360.

11.3 Party A shall, within 30 days from the date on which Party B issues a notice requesting equity repurchase, purchase the corresponding equity of the Joint Venture held by Party B at the agreed price.

11.4 During the period when Party A and Party B hold the equity of the Joint Venture, neither Party A nor Party B shall transfer part or all of their equity to any third party other than each other.

11.5 Repurchase guarantee: Party C shall voluntarily undertake the irrevocable joint and several liability guarantee for Party A’s equity repurchase obligation to the Joint Venture (including payment of equity price and liquidated damages, etc.). Party C shall ensure that before the establishment of the Joint Venture, Party C shall provide Party B with the internal resolution documents, articles of association and guarantee system related to its guarantee for Party A’s equity repurchase obligation to ensure that the guarantee is legal and effective.

Article 12 Modification

12.1 Modification

Any modification to this Contract shall not take effect unless a separate written agreement is signed by the Parties.

Article 13 Liability for Breach

13.1 If any Party breaches any warranty, undertaking, agreement or any other provision made by it hereunder, or any representation made by any Party hereunder is untrue, as a result of which other Parties are liable for any costs, liabilities or losses (including but not limited to actual losses suffered by such Parties, any loss of profits that reasonably can be proved to be receivable by such Parties as expected, any interest paid or lost, attorneys’ fees and all due benefits deprived thereof, collectively referred to as “Compensable Losses”), the breaching Party or the Party making the untrue representation shall indemnify the non-breaching Party for all the above Compensable Losses.

13.2 If Party A or Party C fails to repurchase the corresponding equity of the Joint Venture held by Party B as agreed herein, Party B shall have the right to require Party A and Party C to perform the repurchase obligation as agreed herein, and to require Party A and Party C to pay Party B liquidated damages equal to two ten thousandth per day of the amount of the repurchase price. In case of other losses caused to Party B, Party A and Party C shall be jointly liable to Party B for compensation.

Article 14 Force Majeure

14.1 Force majeure

In the event of force majeure, including but not limited to earthquakes, typhoons, floods, fires, explosions, acts of God, civil or military acts, labor disputes, riots, wars, financial storms, SARS, influenza A (H1N1) or other unforeseen events beyond the effective control of a Party, or a change in the relevant laws, regulations, rules or policies of China, which prevents any Party from performing its obligations hereunder, the affected Party shall notify the other Parties without delay and within fifteen (15) days after such notice, provide detailed information about such event and notarized documents (if applicable) issued by a notary to prove such event, explaining the reasons for failure or delay in performing all or part of its obligations hereunder.

14.2 Performance of contract under force majeure

If a force majeure event or its consequence prevents a Party or the parties from performing part or all of the obligations hereunder for ninety (90) or more days, the Parties shall consider whether to terminate this Contract or release or postpone the performance of this Contract based on the impact of such force majeure event on the performance of this Contract.

Article 15 Governing Law

15.1 The conclusion, validity, interpretation, performance of this Contract and dispute resolution shall be governed by the laws of China, excluding the application of rules of conflict in the laws of China. If any change in the laws of China has a material adverse effect on any Party, the Parties shall modify this Contract in good faith with the aim of safeguarding the original economic interests of each Party.

Article 16 Dispute Resolution

16.1 Any dispute arising out of the signing, conclusion, performance, validity or interpretation of this Contract or in connection with this Contract (the “Outstanding Dispute”) shall be settled by arbitration. Any Party to this Contract shall submit the Outstanding Dispute to Beijing Arbitration Commission for arbitration in accordance with its arbitration rules then in force. The place of arbitration shall be Beijing and the language of arbitration shall be Chinese.

16.2 The arbitral award shall be final and binding upon the Parties. The Parties agree to be bound by and act in accordance with the award. Unless otherwise provided in the arbitral award, the costs of arbitration and the costs of enforcing the arbitral award (including witness fees and attorneys’ fees) shall be borne by the losing Party. In the event of any Outstanding Dispute and in the event of any Outstanding Dispute being subject to arbitration, the Parties shall continue to exercise their remaining rights and perform their remaining obligations under this Contract, except for the matters covered by the Outstanding Dispute.

Article 17 Miscellaneous

17.1 Notice

Any notice, arbitration instrument or other judicial instrument or other communication of any nature sent by one Party to the other Parties in connection with this Contract (“Notice”) shall be in writing (including but not limited to letters, e-mails). For the purpose of serving a Notice, the contact details of the Parties are as follows:

Party A: [*]

Address: [*]

Postal Code: [*]

Tel.: [*]

E-mail: [*]

Attention: [*]

Party B: [*]

Address: [*]

Postal Code: [*]

Tel.: [*]

E-mail: [*]

Attention: [*]

17.2 Effectiveness

This Contract shall come into effect on the date of signing.

17.3 Counterparts

This Contract shall be executed in Chinese in six originals, with each Party holding two originals. Each original shall be deemed to be an original and all originals shall constitute one and the same document.

Blank below on this Page, followed by signature page

IN WITNESS WHEREOF, the Parties or their authorized representatives have signed this Contract on the date set forth above.

Party A: Uxin (Anhui) Industrial Investment Co., Ltd.

(Seal)

Signature:	/s/ Wenbing Jing
Name:	Wenbing Jing
Title:	Legal Representative

Party B: Zhengzhou Airport Automobile Industry Investment Co., Ltd.

(Seal)

Signature:	/s/ Ruihua Zhang
Name:	Ruihua Zhang
Title:	Legal Representative

Party C: Uxin Limited

Signature:	/s/ Kun Dai
Name:	Kun Dai
Title:	Director

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